Exhibit (99)(a)
EXPERTS

The financial statements of Lincoln Benefit Life Company as of and for the year then ended December 31, 2019 in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.